SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 001-13908

AMVESCAP PLC

(Translation of registrant’s name into English)

1360 Peachtree Street NE, Atlanta, Georgia 30309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Description of document filed: 2006 Interim Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMVESCAP PLC
(Registrant)

Date: October 6, 2006	By	/s/ Michael S. Perman
(Signature)
Michael S. Perman
Company Secretary

AMVESCAP PLC

Financial Highlights

	Results for Six Months Ended				Results for Three Months Ended
	June 30, 2006		June 30, 2005		June 30, 2006		March 31, 2006		June 30, 2005
Net revenues (a)	$1,172.2	m	$1,085.6	m	$588.1	m	$584.1	m	$547.8	m
Operating expenses	$793.8	m	$822.5	m	$396.4	m	$397.5	m	$413.9	m
Operating profit	$378.4	m	$263.1	m	$191.7	m	$186.6	m	$133.9	m
Net operating margin (b)	32.3%		24.2%		32.6%		31.9%		24.4%
Profit before tax	$355.9	m	$222.4	m	$184.2	m	$171.7	m	$111.6	m
Earnings per share:
– basic	$0.29		$0.18		$0.15		$0.14		$0.09
– diluted	$0.28		$0.18		$0.15		$0.13		$0.09

(a)	Net revenues represent total revenues less third-party distribution, service and advisory fees.
(b)	Net operating margin is equal to operating profit divided by net revenues.

Contents

1	Financial Summary

5	Consolidated Income Statements for the Six Months Ended June 30, 2006 and 2005

6	Consolidated Income Statements for the Three Months ended June 30, 2006, March 31, 2006, and June 30, 2005

7	Consolidated Balance Sheets as of June 30, 2006, December 31, 2005, and June 30, 2005

8	Consolidated Statement of Changes in Equity as of June 30, 2006

9	Consolidated Cash Flow Statements for the Six Months Ended June 30, 2006 and 2005

10	Notes to the Consolidated Financial Statements

12	Independent Review Report to AMVESCAP PLC

13	Quarterly Assets Under Management

14	Year-to-Date Assets Under Management

15	General Shareholders’ Information

Financial Summary

“AMVESCAP continues to make good progress in our efforts to become a premier global investment management organization for our clients and shareholders.”

– AMVESCAP President and CEO Martin L. Flanagan

AMVESCAP reported that profit before tax for the six months ended June 30, 2006 amounted to $355.9 million (six months ended June 30, 2005: $222.4 million). Operating profit for the six months ended June 30, 2006, amounted to $378.4 million (six months ended June 30, 2005: $263.1 million). Diluted earnings per share was $0.28 for the six months ended June 30, 2006 (six months ended June 30, 2005: $0.18).

“AMVESCAP continues to make good progress in our efforts to become a premier global investment management organization for our clients and shareholders,” said AMVESCAP President and CEO Martin L. Flanagan. “Positive net fund flows and more efficient operation of our global organization have produced higher operating margins for the first half of 2006. The upcoming addition of PowerShares’ distinctive line of ETFs and this week’s announcement of our acquisition of WL Ross & Co. LLC, a recognized leader in financial restructuring, will further deepen AMVESCAP’s global capabilities and broaden the investment skills we make available for our clients.”

EARNINGS SUMMARY

Net revenues for the six months ended June 30, 2006, were $1,172.2 million (six months ended June 30, 2005: $1,085.6 million). Net revenues for the six months ended June 30, 2006 included the recognition of institutional performance fees of

Financial Summary, continued

$45.8 million (six months ended June 30, 2005: $14.7 million). Operating expenses totaled $793.8 million for the six months ended June 30, 2006 (six months ended June 30, 2005: $822.5 million). The net operating margin for the six months ended June 30, 2006, was 32.3% (six months ended June 30, 2005: 24.2%).

Net revenues for the three months ended June 30, 2006, were $588.1 million (three months ended March 31, 2006: $584.1 million). Net revenues for the three months ended June 30, 2006, included the recognition of institutional performance fees of $12.6 million (three months ended March 31, 2006: $33.2 million). Operating expenses totaled $396.4 million for the three months ended June 30, 2006 (three months ended March 31, 2006: $397.5 million). The net operating margin for the three months ended June 30, 2006, was 32.6% (three months ended March 31, 2006: 31.9%).

Net debt (total debt of $1,287.0 million, less cash and cash equivalents of $477.0 million, which excludes client cash of $10.2 million) as of June 30, 2006 was $810.0 million compared to $861.1 million as of March 31, 2006, and $733.6 million as of December 31, 2005. Client cash for the six months ended June 30, 2006, decreased $256.0 million since December 31, 2005. The decrease in client cash, which contributed to the movement in our operating cashflows, was primarily due to one depository account sponsored by our banking subsidiary being replaced by an unaffiliated investment fund.

DIVIDEND

The Board has declared an interim dividend of $0.077 per share (2005: 4.0p or $0.074 per share). The ex-dividend date for the dividend will be September 6, 2006. The interim dividend will be paid on October 11, 2006, to shareholders on the register on September 8, 2006, the record date, which will also be the date upon which the foreign exchange rate will be established for payment to shareholders who receive their dividends in sterling.

ASSETS UNDER MANAGEMENT

Assets under management (AUM) at June 30, 2006, were $413.8 billion (March 31, 2006: $410.9 billion). Average AUM during the second quarter of 2006 were $414.6 billion, compared to $401.3 billion for the first quarter of 2006 and $373.1 billion for the second quarter of 2005.

2 AMVESCAP PLC 2006 Interim Report

Financial Summary, continued

Long-term net inflows for the six months ended June 30, 2006, were $3.8 billion, with inflows of $46.6 billion and outflows of $42.8 billion. Net inflows for the three months ended June 30, 2006 were $2.3 billion and net inflows for the three months ended March 31, 2006 were $1.5 billion. In addition, money market assets continue to grow, with net inflows of $2.2 billion in the second quarter of 2006 and $7.4 billion in the first quarter of 2006. Further analysis of AUM is included on pages 13 and 14 of this report.

BUSINESS DEVELOPMENTS

During the second quarter, AMVESCAP continued to make progress in our efforts to work more effectively as a global organization. We have begun to align AMVESCAP’s global operating platform by transforming the support structure of our organization around the world, with a goal of streamlining our operations and driving renewed efficiency. Internally, we have set and communicated operating targets that are used to monitor our progress towards implementing the strategic plans outlined as part of our year-end 2005 earnings presentation. Although some benefits of these efforts will be realized during 2006, the most significant benefits should become evident over the next few years.

In the meantime, the company continued to actively manage costs by focusing on spending and incremental efficiency improvements. AMVESCAP is on track to meet the expense commitments made in early 2006, subject to variances arising from market and foreign exchange movements.

Relative investment performance improved during the quarter and the company experienced positive net flows through both retail and institutional channels. Flows were driven primarily by sales from our fixed income, money market, and alternative asset class products, but also benefited from improved redemption rates.

Operating results reflect the building momentum of the business. Net operating margins were 32.6% for the quarter versus 31.9% in the first quarter and 24.4% in the same quarter of 2005.

The previously announced acquisition of PowerShares Capital Management, an Exchange-Traded Fund (ETF) provider, is scheduled to close in the third quarter. The ETFs offered by PowerShares will complement the fund lineup and expand the breadth of products we can offer to our clients through AIM Investments. PowerShares fund assets grew to $5.9 billion at June 30, 2006.

Financial Summary, continued

FORWARD-LOOKING STATEMENTS

This report may include statements that constitute “forward-looking statements” under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as ”believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “projects” and future or conditional verbs such as “will,” “may,” “could,” “should,” and “would” and any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (“SEC”). You may obtain these reports from the SEC’s Web site at www.sec.gov.

4 AMVESCAP PLC 2006 Interim Report

Consolidated Income Statements

Unaudited

	Six Months Ended
$’000, except per share amounts and headcount	June 30, 2006	June 30, 2005	% Change
Revenues:
Management	$1,245,963	$1,084,261	14.9%
Service and distribution	268,583	282,985	(5.1)%
Other	56,732	60,666	(6.5)%

Total revenues	1,571,278	1,427,912	10.0%
Third-party distribution, service and advisory fees	(399,107)	(342,360)	16.6%

Net revenues	1,172,171	1,085,552	8.0%

Operating expenses:
Compensation	504,809	513,964	(1.8)%
Marketing	71,714	77,753	(7.8)%
Property and office	54,025	62,475	(13.5)%
Technology/telecommunications	62,164	73,921	(15.9)%
General and administrative	101,121	94,361	7.2%

Total operating expenses	793,833	822,474	(3.5)%

Operating profit	378,338	263,078	43.8%
Investment income	10,676	7,718	38.3%
Other income/(loss)	3,444	(3,822)	n/a
Interest expense	(36,574)	(44,568)	(17.9)%

Profit before taxation	355,884	222,406	60.0%
Taxation – U.K.	(37,404)	(6,528)	473.0%
Taxation – outside of the U.K.	(92,776)	(73,008)	27.1%

Profit after taxation	225,704	142,870	58.0%
Minority interests	(1,072)	(522)	105.4%

Profit for the period attributable to equity holders of the parent	$224,632	$142,348	57.8%

Earnings per share:
– basic	$0.29	$0.18
– diluted	$0.28	$0.18
Average shares outstanding:
– basic	787,019	793,629
– diluted	807,473	801,073
Ending headcount	5,485	6,519
Final dividends paid per share	$0.098	$0.091
Final dividends paid	$80,308	$74,981
Interim dividends proposed per share	$0.077	$0.074
Interim dividends proposed	$63,656	$59,137

Consolidated Income Statements

Unaudited

	Three Months Ended		Three Months Ended
$’000, except per share amounts and headcount	June 30, 2006	March 31, 2006	% Change	June 30, 2005	% Change
Revenues:
Management	$625,894	$620,069	0.9%	$542,479	15.4%
Service and distribution	132,957	135,626	(2.0)%	140,530	(5.4)%
Other	29,434	27,298	7.8%	34,804	(15.4)%

Total revenues	788,285	782,993	0.7%	717,813	9.8%
Third-party distribution, service and advisory fees	(200,233)	(198,874)	0.7%	(170,020)	17.8%

Net revenues	588,052	584,119	0.7%	547,793	7.3%

Operating expenses:
Compensation	251,449	253,360	(0.8)%	259,081	(2.9)%
Marketing	35,551	36,163	(1.7)%	38,166	(6.9)%
Property and office	26,985	27,040	(0.2)%	31,118	(13.3)%
Technology/telecommunications	30,099	32,065	(6.1)%	36,934	(18.5)%
General and administrative	52,266	48,855	7.0%	48,580	7.6%

Total operating expenses	396,350	397,483	(0.3)%	413,879	(4.2)%

Operating profit	191,702	186,636	2.7%	133,914	43.2%
Investment income	5,575	5,101	9.3%	3,553	56.9%
Other income/(loss)	6,228	(2,784)	n/a	(2,324)	n/a
Interest expense	(19,318)	(17,256)	12.0%	(23,579)	(18.1)%

Profit before taxation	184,187	171,697	7.3%	111,564	65.1%
Taxation – U.K.	(19,391)	(18,013)	7.7%	(4,646)	317.4%
Taxation – outside of the U.K.	(47,359)	(45,417)	4.3%	(35,273)	34.3%

Profit after taxation	117,437	108,267	8.5%	71,645	63.9%
Minority interests	(376)	(696)	(46.0)%	(376)	n/a

Profit for the period attributable to equity holders of the parent	$117,061	$107,571	8.8%	$71,269	64.3%

Earnings per share:
– basic	$0.15	$0.14		$0.09
– diluted	$0.15	$0.13		$0.09
Average shares outstanding:
– basic	783,232	790,847		793,822
– diluted	803,961	810,317		801,164
Ending headcount	5,485	5,586		6,519

6 AMVESCAP PLC 2006 Interim Report

Consolidated Balance Sheets

Unaudited

$’000	June 30, 2006	December 31, 2005	June 30, 2005
Non-current assets
Goodwill	$4,344,949	$4,213,648	$4,225,081
Intangible assets	92,212	98,971	120,152
Property and equipment	176,068	180,044	205,095
Deferred sales commissions	67,574	78,944	95,330
Deferred tax assets	152,171	150,600	132,125
Investments	188,540	149,410	165,677

	5,021,514	4,871,617	4,943,460
Current assets
Trade and other receivables	993,948	749,181	769,956
Investments	85,322	31,272	129,564
Assets held for policyholders	1,328,861	1,170,804	944,806
Cash and cash equivalents	487,139	754,754	436,498

	2,895,270	2,706,011	2,280,824
Total assets	7,916,784	7,577,628	7,224,284
Current liabilities
Current maturities of long-term debt	(309,745)	(10,045)	—
Trade and other payables	(1,263,191)	(1,290,202)	(1,283,082)
Policyholder payables	(1,328,861)	(1,170,804)	(944,806)
Provisions	(49,120)	(52,108)	(45,967)

	(2,950,917)	(2,523,159)	(2,273,855)
Non-current liabilities
Long-term debt	(977,295)	(1,212,191)	(1,176,248)
Deferred tax liabilities	(23,511)	(43,496)	(32,621)
Provisions	(157,146)	(182,479)	(176,733)

	(1,157,952)	(1,438,166)	(1,385,602)
Total liabilities	(4,108,869)	(3,961,325)	(3,659,457)
Net assets	$3,807,915	$3,616,303	$3,564,827

Equity
Share capital	$82,426	$81,811	$369,591
Share premium	135,714	84,968	1,289,166
Shares held by employee trusts	(569,426)	(413,473)	(433,442)
Exchangeable shares	412,604	431,778	552,808
Retained earnings	797,450	638,739	622,183
Other reserves	2,944,647	2,789,187	1,161,648

Equity attributable to equity holders of the parent	3,803,415	3,613,010	3,561,954
Minority interests	4,500	3,293	2,873

Total equity	$3,807,915	$3,616,303	$3,564,827

These financial statements were approved by the Board of Directors on July 26, 2006, and were signed on its behalf by:

Martin L. Flanagan

Loren M. Starr

Consolidated Statement

of Changes in Equity

Unaudited

$’000
December 31, 2005	$3,616,303
Profit for the period attributable to equity holders of the parent	224,632
Currency translation differences on investments in overseas subsidiaries	147,859
Losses on available-for-sale assets	(13,098)

Total recognized income and expense attributable to equity holders of the parent	359,393

Total equity before transaction with owners	3,975,696
Dividends	(80,308)
Share-based payment charge	34,508
Issuance of new shares	32,900
Increase in shares held by employee share ownership trusts	(155,953)
Total amounts attributable to minority interests	1,072

June 30, 2006	$3,807,915

8 AMVESCAP PLC 2006 Interim Report

Consolidated Cash Flow Statements

Unaudited

	Six Months Ended
$’000	June 30, 2006	June 30, 2005
Operating profit	$378,338	$263,078
Amortization and depreciation	33,186	42,167
Interest paid, net of interest received and other investment income/losses	(25,845)	(38,265)
Taxation	(126,766)	(50,994)
Change in other assets and liabilities	(325,810)	(18,009)

Net cash (outflow)/inflow from operating activities	(66,897)	197,977
Investing activities:
Capital expenditures, net of sales	(18,545)	(19,064)
Purchase of long-term investments, net	(50,447)	(3,574)
Acquisitions	(1,386)	(2,357)

Net cash outflow from investing activities	(70,378)	(24,995)
Financing:
Dividends paid	(80,308)	(74,981)
Net borrowings/(repayment of debt)	64,000	(205,476)
Purchase of shares	(155,953)	—
Issuance of new shares	31,738	744

Net cash outflow from financing activities	(140,523)	(279,713)
Decrease in cash and cash equivalents	(277,798)	(106,731)
Foreign exchange	10,183	(3,699)
Cash and cash equivalents, beginning of period	754,754	546,928

Cash and cash equivalents, end of period	$487,139	$436,498

Notes

Note 1. Accounting Policies

The accounting policies applied to the information in the Interim Report follow International Financial Reporting Standards in effect as of the date of this report and are consistent with those applied in the 2005 Annual Report. Refer to the 2005 Annual Report, available at www.amvescap.com, for a more detailed discussion of these policies. The accounting policies applied to the information in this Interim Report are also consistent with those that are expected to be applied in the 2006 Annual Report.

The interim financial information has been prepared under the measurement and recognition principles of IFRS as permitted by the Committee of European Securities Regulators and does not purport to be a complete or condensed set of interim financial statements in accordance with IAS 34, “Interim Financial Reporting.”

Note 2. Taxation

A significant proportion of the tax charge arose from U.S., U.K., and Canadian operations. The effective tax rate is 36.6% for the six months ended June 30, 2006 (six months ended June 30, 2005: 35.8%).

Note 3. Earnings per Share

Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods, excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance of ordinary shares.

$’000 Six months ended June 30, 2006	Profit for the period attributable to equity holders of the parent	Number of shares	Per share amount
Basic earnings per share	$224,632	787,019	$0.29

Dilutive effect of share-based awards	—	20,454

Diluted earnings per share	$224,632	807,473	$0.28

$’000 Six months ended June 30, 2005	Profit for the period attributable to equity holders of the parent	Number of shares	Per share amount
Basic earnings per share	$142,348	793,629	$0.18

Dilutive effect of share-based awards	—	7,444

Diluted earnings per share	$142,348	801,073	$0.18

10 AMVESCAP PLC 2006 Interim Report

Notes, continued

Note 4. Acquisitions

On January 23, 2006, AMVESCAP announced the signing of a definitive agreement to acquire PowerShares Capital Management LLC (“PowerShares”). The transaction, subject to certain conditions including approvals from the shareholders of the exchange traded funds sponsored by PowerShares, is expected to close in the third quarter of 2006. The initial purchase consideration is estimated to be $100 million, to be paid at closing based on PowerShares assets under management of greater than $5 billion. Additional consideration of up to a maximum of $630 million is payable in the future depending on the achievement of revenue growth targets.

On July 23, 2006, AMVESCAP announced the signing of a definitive agreement to acquire WL Ross and Co. LLC. The initial purchase price consideration to be paid at closing is estimated to be $100 million. Additional consideration of between $30 million and $275 million is payable in the future depending upon the achievement of annual fund launch targets over the five years following the completion of the transaction. The transaction is expected to close in the fourth quarter of 2006.

Note 5. Dividends

A final dividend in respect of the 2005 year of 5.5p per share (approximately $0.10 per share, or $80.3 million, at an exchange rate of $1.78 per £1.00: $78.1 million for ordinary shares and $2.2 million for exchangeable shares) was approved at the Annual General meeting of shareholders on April 27, 2006. This dividend was accrued on that date, and a payment was made on May 4, 2006, to shareholders on the register on March 31, 2006.

The Board has declared an interim dividend in respect of the 2006 year of $0.077 per share (2005: 4.0p or $0.074 per share), approximately $63.7 million based upon outstanding shares on June 30, 2006. The interim dividend will be paid on October 11, 2006, to shareholders on the register on September 8, 2006. The ex-dividend date for the dividend will be September 6, 2006.

Note 6. Statutory Financial Statements

The financial information shown in this interim report is unaudited and does not constitute statutory financial statements. The 2005 Annual Report, which was filed with the Registrar of Companies on May 31, 2006, includes an unqualified audit report in accordance with Section 235 of the Companies Act 1985. This audit report does not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

Independent Review Report

to AMVESCAP PLC

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises consolidated financial statements such as the Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statements, and the related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 “Review of interim financial information” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

DIRECTORS’ RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 “Review of interim financial information” issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Ernst & Young LLP

London

26 July 2006

12 AMVESCAP PLC 2006 Interim Report

Quarterly Assets Under Management

$ billions	Q206	Q106	% Change	Q205
Beginning Assets	$410.9	$386.3	6.4%	$375.4
Inflows	23.5	23.1	1.7%	17.6
Outflows	(21.2)	(21.6)	(1.9)%	(23.3)

Net flows	2.3	1.5	53.3%	(5.7)
Net flows in money market funds and other	2.2	7.4	(70.3)%	5.8
Market gains/reinvestment	(6.2)	15.3	n/a	0.5
Foreign currency	4.6	0.4	n/a	(2.8)

Ending Assets	$413.8	$410.9	0.7%	$373.2

Average long-term AUM	357.5	347.7	2.8%	332.5
Average institutional money market AUM	57.1	53.6	6.5%	40.6

Average AUM	$414.6	$401.3	3.3%	$373.1

Net revenue yield on AUM (annualized) (a)	56.7bps	58.2bps		58.7bps
Net revenue yield on AUM before performance fees (annualized)	55.5bps	54.9bps		57.7bps

By channel: $ billions	Total	Retail	Institutional	Private Wealth Management
March 31, 2006	$410.9	$202.9	$191.1	$16.9
Inflows	23.5	16.1	6.2	1.2
Outflows	(21.2)	(15.2)	(4.6)	(1.4)

Net flows	2.3	0.9	1.6	(0.2)
Net flows in money market funds and other	2.2	0.8	1.4	—
Market gains/reinvestment	(6.2)	(5.5)	(0.4)	(0.3)
Foreign currency	4.6	3.3	1.3	—

June 30, 2006	$413.8	$202.4	$195.0	$16.4

By asset class: $ billions	Total	Equity	Fixed Income	Balanced	Money Market	Stable Value	Alternatives
March 31, 2006 (b)	$410.9	$188.3	$52.8	$41.2	$59.4	$46.1	$23.1
Inflows	23.5	9.4	8.1	2.0	0.4	1.2	2.4
Outflows	(21.2)	(11.8)	(4.4)	(2.4)	(0.7)	(0.6)	(1.3)

Net flows	2.3	(2.4)	3.7	(0.4)	(0.3)	0.6	1.1
Net flows in money market funds and other	2.2	—	—	—	2.2	—	—
Market gains/reinvestment	(6.2)	(5.5)	0.4	(1.0)	0.1	—	(0.2)
Foreign currency	4.6	3.2	0.7	0.6	(0.1)	—	0.2

June 30, 2006	$413.8	$183.6	$57.6	$40.4	$61.3	$46.7	$24.2

By client domicile: $ billions	Total	U.S.	Canada	U.K.	Europe	Asia
March 31, 2006	$410.9	$248.1	$43.3	$56.8	$37.8	$24.9
Inflows	23.5	8.8	0.9	3.0	7.3	3.5
Outflows	(21.2)	(10.3)	(1.9)	(2.3)	(4.3)	(2.4)

Net flows	2.3	(1.5)	(1.0)	0.7	3.0	1.1
Net flows in money market funds and other	2.2	1.9	0.2	—	0.1	—
Market gains/reinvestment	(6.2)	(2.3)	(1.7)	(1.4)	(0.3)	(0.5)
Foreign currency	4.6	—	1.8	2.1	1.6	(0.9)

June 30, 2006	$413.8	$246.2	$42.6	$58.2	$42.2	$24.6

(a)	Net revenue yield on AUM is equal to net revenue divided by average AUM.
(b)	The asset class beginning balances were adjusted to reflect certain asset reclassifications.

Year-to-Date

Assets Under Management

$ billions	June 30, 2006	June 30, 2005	% Change
Beginning Assets	$386.3	$382.1	1.1%
Inflows	46.6	34.8	33.9%
Outflows	(42.8)	(43.0)	(0.5)%

Net flows	3.8	(8.2)	n/a
Net flows in money market funds and other	9.6	(1.4)	n/a
Market gains/reinvestment	9.1	4.4	n/a
Foreign currency	5.0	(3.7)	n/a

Ending Assets	$413.8	$373.2	10.9%

Average long-term AUM	352.2	335.0	5.1%
Average institutional money market AUM	55.3	41.0	34.9%

Average AUM	$407.5	$376.0	8.4%

Net revenue yield on AUM (annualized) (a)	57.5bps	57.7bps
Net revenue yield on AUM before performance fees (annualized)	55.3bps	57.0bps

By channel: $ billions	Total	Retail	Institutional	Private Wealth Management
December 31, 2005	$386.3	$190.2	$179.8	$16.3
Inflows	46.6	32.5	11.7	2.4
Outflows	(42.8)	(29.6)	(10.8)	(2.4)

Net flows	3.8	2.9	0.9	—
Net flows in money market funds and other	9.6	(0.2)	9.8	—
Market gains/reinvestment	9.1	5.9	3.1	0.1
Foreign currency	5.0	3.6	1.4	—

June 30, 2006	$413.8	$202.4	$195.0	$16.4

By asset class: $ billions	Total	Equity	Fixed Income	Balanced	Money Market	Stable Value	Alternatives
December 31, 2005 (b)	$386.3	$177.1	$48.8	$40.4	$52.2	$45.7	$22.1
Inflows	46.6	21.9	14.1	4.0	1.0	2.2	3.4
Outflows	(42.8)	(25.7)	(7.0)	(5.0)	(1.6)	(1.6)	(1.9)

Net flows	3.8	(3.8)	7.1	(1.0)	(0.6)	0.6	1.5
Net flows in money market funds and other	9.6	—	—	—	9.6	—	—
Market gains/reinvestment	9.1	7.0	0.8	0.3	0.1	0.4	0.5
Foreign currency	5.0	3.3	0.9	0.7	—	—	0.1

June 30, 2006	$413.8	$183.6	$57.6	$40.4	$61.3	$46.7	$24.2

By client domicile: $ billions	Total	U.S.	Canada	U.K.	Europe	Asia
December 31, 2005	$386.3	$235.6	$42.2	$53.6	$32.0	$22.9
Inflows	46.6	16.3	2.1	5.9	15.1	7.2
Outflows	(42.8)	(20.2)	(4.3)	(4.7)	(8.7)	(4.9)

Net flows	3.8	(3.9)	(2.2)	1.2	6.4	2.3
Net flows in money market funds and other	9.6	9.4	0.2	—	0.1	(0.1)
Market gains/reinvestment	9.1	5.1	0.6	1.0	1.9	0.5
Foreign currency	5.0	—	1.8	2.4	1.8	(1.0)

June 30, 2006	$413.8	$246.2	$42.6	$58.2	$42.2	$24.6

(a)	Net revenue yield on AUM is equal to net revenue divided by average AUM.
(b)	The asset class beginning balances were adjusted to reflect certain asset reclassifications.

14 AMVESCAP PLC 2006 Interim Report

General Shareholders’ Information

SHARE PRICE INFORMATION

The latest information on the AMVESCAP PLC share price is available on various financial information Web sites. AMVESCAP equity securities trade on the London, New York and Toronto stock exchanges under the symbol “AVZ.” The share price is also reported in a number of major news publications in London, New York and Toronto, and in other newspapers throughout the world.

IMPORTANT INFORMATION REGARDING DIVIDEND PAYMENTS

Commencing from the announcement of the 2006 interim results, AMVESCAP intends to declare future dividends in U.S. dollars. The sterling conversion rate will be set on the dividend record date. The default payment for the dividend will be in sterling, unless shareholders elect to receive their dividends in U.S. dollars. Elections to receive the dividend payment must be received no later than the record date for payment. Copies of the forms of election can be obtained from Capita Registrars or from the AMVESCAP Web site at www.amvescap.com.

VOTING AT THE ANNUAL GENERAL MEETING

The 2006 Annual General Meeting of shareholders was held on April 27, 2006. Details of the results of the resolutions voted upon are published on our Web site.

U.K. SHAREHOLDERS

Administrative inquiries relating to ordinary share-holdings should be addressed to Capita Registrars (Capita) at the address shown below and must clearly state the registered shareholder’s name and address. Shareholders may also use the Capita Web site (www.capitaregistrars.com) to access their personal shareholding details. A link to this site can also be accessed in the Investor Relations section of the company Web site.

Capita Registrars

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU United Kingdom

We now offer shareholders the opportunity to receive notices of shareholder meetings and shareholder reports, such as the Interim Report, in electronic form via the Internet. You would receive an e-mail notification each time we publish a new shareholder report or notice of meeting on the company Web site. If you would like to receive shareholder communications via the Internet, please register your e-mail address through the Capita Web site. You will need your investor code, which is printed on your personalized form of proxy and on your share certificate. We encourage you to use these facilities, as we believe they will provide a more convenient and prompt method of communication and reduce demand on natural resources. Should you experience any difficulties in using the facilities described above, please contact our registrars, Capita, at 0870 162 3100 (U.K.) or +44 20 8639 2157 (outside of the U.K.).

CAPITA SHARE DEALING SERVICES

(Available to U.K. Shareholders Only)

Capita offers a quick and easy share dealing service to individual shareholders to either sell or buy AMVESCAP shares. An online and telephone dealing facility is available to provide AMVESCAP shareholders with an easy to access and simple to use service.

General Shareholders’ Information

continued

The table below provides you with details of the associated charges:

Type of trade	Share Certificates
Online	1% of the value of the deal (Minimum £17.50, Maximum £40)
Telephone	1.25% of the value of the deal (Minimum £20, Maximum £50)

There is no need to pre-register and there are no forms to complete. The online and telephone dealing service allows you to trade “real time” at a known price which will be given to you at the time you give your instruction. To deal online or by telephone, all you need is your surname, shareholder reference number, full postcode and your date of birth. Your shareholder reference number can be found on your latest state-ment or Certificate, where it will appear as either a “folio number” or “investor code.” Please have the appropriate documents on hand when you log on or call, as this information will be needed before you can buy or sell shares.

For further information on this service, or to buy and sell shares, please contact:

www.capitadeal.com (online dealing) 24 hours

0870 458 4577 (telephone dealing)

8:00 a.m. – 4.30 p.m. (GMT) Monday – Friday

U.S. SHAREHOLDERS

The company’s American Depositary Shares (ADSs), each representing two ordinary shares, are listed on the New York Stock Exchange. The company files reports and other documents with the Securities and Exchange Commission (SEC) that are available for inspection and copying at the SEC’s public reference facilities or by writing to the company secretary. The Bank of New York Company, Inc. of New York is the depositary for AMVESCAP PLC. All inquiries concerning American Depositary Receipts records, certificates or transfer of ordinary shares into ADSs should be addressed to:

The Bank of New York

101 Barclay Street, 22W

New York, New York 10286 USA

CANADIAN SHAREHOLDERS

The exchangeable shares of AMVESCAP Inc., a subsidiary of the company, are listed on the Toronto Stock Exchange. Exchangeable shares are generally retractable into the company’s ordinary shares on a one-for-one basis at any time. They can be compulsorily converted into ordinary shares on or after December 31, 2009, or earlier in certain circumstances. CIBC Mellon Trust Company of Toronto is the registrar and transfer agent of the exchangeable shares of AMVESCAP, Inc. All inquiries concerning exchangeable shares, certificates, or the retraction of exchangeable shares into ordinary shares, should be addressed to CIBC Mellon Trust Company at the address noted below.

CIBC Mellon Trust Company

P.O. Box 7010

Adelaide Street Postal Station

Toronto, Canada

M5C 2W9

FINANCIAL CALENDAR 2006

September	6	Ex-dividend date
	8	Record date for interim dividend

October	11	2006 interim dividend payment
	25	Announce 2006 Q3 results

16 AMVESCAP PLC 2006 Interim Report

COMPANY PROFILE

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial -security. Operating under the AIM, INVESCO, AIM Trimark, Invesco Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver -outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and -private wealth management clients around the world.

AMVESCAP PLC

30 Finsbury Square

London EC2A 1AG

www.amvescap.com